EXHIBIT 99.1

Top Ships Announces Management Estimate of Diluted Net Asset Value Per Share of $5.27

ATHENS, Greece, March 08, 2023 (GLOBE NEWSWIRE) -- TOP Ships Inc. (the “Company” or “Top Ships”) (NASDAQ:TOPS), an international owner and operator of modern, fuel efficient “ECO” tanker vessels, announced today that the Company’s management estimates the company’s Net Asset Value (“NAV”), based on charter free vessel values, debt and cash as of December 31, 2022 as adjusted for the equity offering that priced on February 14, 2023, to be $286 million.

This translates into an NAV of $14.05 per common share (based on number of common shares currently outstanding) and $5.27 per common share on a fully diluted basis (assuming exercise of all outstanding warrants for cash and conversion of all outstanding Series E perpetual preferred shares at their current conversion price).

The Company also announced that as of today it has 3,834,082 Series F perpetual preferred shares outstanding.

About TOP Ships Inc.

TOP Ships Inc. is an international ship-owning company. For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

For further information please contact:

Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
Tel: +30 210 812 8107
Email: atsirikos@topships.org